

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

October 31, 2007

By facsimile to (509) 747-1770 and U.S. Mail

Mr. Walter Brenner
President
Anvil Forest Products Inc.
284C Campion Street
Kelowna, British Columbia, Canada V1X 7S8

Re: Anvil Forest Products Inc.
        Pre-effective Amendment 1 to Registration Statement on Form SB-2
        Filed October 26, 2007
        File No. 333-146024

Dear Mr. Brenner:

        We reviewed the filing and have the comments below.

Risk Factors, page 6

1.   The fifth risk factor which relates to exploration activity appears inapplicable to Anvil
        Forest Products and its business or this offering. Please revise or advise.

2.   Refer to prior comment 3. As requested previously, clarify in the ninth risk factor that
        the revenues were a result of the purchase and sale of inventory to an unaffiliated third
        party.

Plan of Distribution, page 9

3.   Refer to prior comment 1. Please revise the disclosure in the second paragraph under
        "Plan of Distribution" on page 9 to remove the reference to the National Association of
        Securities Dealers, Inc.

Certain Transactions, page 31

4.   Disclosure that Mr. Walter Brenner's loans are payable when funds become available to
        Anvil Forest Products appears inconsistent with the written description of the loan
        agreement filed as exhibit 10.2 in response to prior comment 13 that the loans are due on
        demand. Please reconcile the disclosures.

Exhibit Index

5.   The exhibit index should include all exhibits filed with the initial registration statement
        and any subsequent amendment to the registration statement. If applicable, indicate by
        footnote or otherwise that an exhibit has been filed previously. We note the disclosure
        under Item 27 of Form SB-2. Please revise.

Exhibit 5.1

6.   Refer to prior comment 15. Disclosure under 2 of the opinion remains unclear that the
        shares when sold will be legally issued, fully paid, and non-assessable. Since the shares
        subject to this resale offering are already issued and outstanding, the opinion must opine
        whether:

        •   First, the shares are now legally issued, fully paid, and non-assessable.

        •   Second, when sold under this registration statement, will be legally issued, fully
            paid, and non-assessable.

        See Item 601(b)(5)(i) of Regulation S-B, and revise.

Closing

        File an amendment to the SB-2 in response to the comments. To expedite our review,
Anvil Forest Products may wish to provide us three marked courtesy copies of the amendment.
Include with the filing any supplemental information requested and a cover letter tagged as
correspondence that keys the responses to the comments. If Anvil Forest Products thinks that
compliance with any of the comments is inappropriate, provide the basis in the letter. We may
have additional comments after review of the amendment, the responses to the comments, and
any supplemental information.

        We urge all persons responsible for the accuracy and adequacy of the disclosure in the
registration statement reviewed by us to ensure that they have provided all information investors
require for an informed decision. Since Anvil Forest Products and its management are in

possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

If Anvil Forest Products requests acceleration of the registration statement's effectiveness, Anvil Forest Products should furnish a letter at the time of the request in which it acknowledges that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Anvil Forest Products from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- Anvil Forest Products may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that Anvil Forest Products provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on accounting comments to Tracey L. Houser, Staff Accountant, at (202) 551-3736 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-

3355. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3767.

Very truly yours,

Jennifer R. Hardy
Legal Branch Chief

cc: Business Filings Incorporated
        Agent for Service, Anvil Forest Products Inc.
        6100 Neil Road, Suite 500
        Reno, NV 89015

        Conrad C. Lysiak, Esq.
        601 West First Avenue, Suite 903
        Spokane, WA 99201